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                               February 5, 2021

       Shaowei Zhang
       Chief Executive Officer
       First High-School Education Group Co., Ltd.
       No.1, Tiyuan Road, Xishan District
       Kunming, Yunnan Province 650228
       The People's Republic of China

                                                        Re: First High-School
Education Group Co., Ltd.
                                                            Amended
Registration Statement on Form F-1
                                                            Filed January 14,
2021
                                                            File No. 333-252076

       Dear Mr. Zhang:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amended Registration Statement on Form F-1

       Risk Factors, page 16

   1.                                                   We note that Section
168 of your Second Amended and Restated Memorandum and
                                                        Articles of Association
filed as Exhibit 3.2 appears to contain an exclusive forum
                                                        provision that requires
Securities Act claims to be brought in federal court. Please revise your disclosure to also
state that investors cannot waive compliance with the federal securities laws and the
rules and regulations thereunder. In that regard, we note that
                                                        Section 22 of the
Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought
to enforce any duty or liability created by the Securities Act or the rules and regulations
thereunder. In addition, describe any risks or other impacts of this provision on investors,
such as increased costs to bring claims and the potential to
 Shaowei Zhang
First High-School Education Group Co., Ltd.
February 5, 2021
Page 2
         discourage claims or limit investors' ability to bring claims in a forum they find favorable.
         Further, please address any uncertainty about the provision's enforceability. Finally, if this provision applies to actions arising under the Exchange Act, please revise the provision and related prospectus disclosure accordingly; if this provision does not apply to actions arising under the Exchange Act, please ensure that the provision and your discussion of the provision in the prospectus state this clearly, or tell us how you will inform future investors that the provision does not apply to any actions arising under the
         Exchange Act.
Uncertainties exist in relation the new legislation or proposed changes, page
17

2. We note your revised disclosure at page 17 of the prospectus. Please revise to disclose whether you have, or will seek, an opinion with regard to the legality of your contractual arrangements under the Opinions issued on August 17, 2020. In addition, please disclose whether this legal question is currently under judicial or legislative consideration and, if so, when you expect for the question to be resolved. Lastly, please revise the summary to more clearly disclose this risk, if material. In this regard, we note that the list of risk factors at pages 4 and 5 of the summary section does not adequately notify investors of the risk presented.
We will be a    controlled company    under the Corporate Governance Rules of
the NYSE, page
31

3. We note revised disclosure in the prospectus stating that you will be a controlled company. Please disclose whether you intend to rely on any exemptions as a controlled company.
Our dual-class share structure with different voting rights, page 49

4. We note your risk factor discussion of your dual class share structure. Please revise your disclosure to discuss:
           that a multi-class structure may render your shares ineligible for inclusion in certain stock market indices, and thus adversely affect share price and liquidity, and may
            adversely affect public sentiment;
           that any future issuances of Class B ordinary shares may be dilutive to the voting power of Class A ordinary shareholders; and
           the impact of the conversion of Class B ordinary shares on holders of Class A ordinary shares, including dilution and the reduction in aggregate voting power, as
            well as the potentialZhang
FirstName LastNameShaowei         increase in the relative voting power if one
of the Class B
            holders retains their shares.
Comapany NameFirst High-School Education Group Co., Ltd.
       Please
February       include
          5, 2021  Pagesimilar
                        2      disclosure under "Description of Share Capital."
FirstName LastName
 Shaowei Zhang
FirstName  LastNameShaowei   ZhangCo., Ltd.
First High-School Education Group
Comapany5,NameFirst
February    2021     High-School Education Group Co., Ltd.
February
Page  3 5, 2021 Page 3
FirstName LastName
Capitalization , page 63

5. It appears adjustments (1) and (2) in the second bullet are the only ones that should appear in the pro forma column, as these items have occurred and are consistent with the pro forma presentation on the face of the historical balance sheet disclosed elsewhere. Please advise or revise as appropriate.
Management's Discussion and Analysis of Financial Condition and Results of Operation
Liquidity and Capital Resources
Operating activities, page 93

6. The discussion appears to focus on how the amount for cash of operating activities was derived in each period rather than a period to period comparative analysis of material changes therein. The analysis should address and quantify the significant drivers underlying the changes and how they impact operating cash. Please refer to section III.D of Release No. 33-6835, section IV.B.1 of Release No. 33-8350 and section 501.04 of the
         staff   s Codification of Financial Reporting Releases for guidance.
Compensation of Directors and Executive Officers, page 144

7. Please update your compensation disclosure as of the most recently completed fiscal year.
         Refer to Item 6.B. of Form 20-F.
Principal and Selling Shareholders, page 146

8. Please revise here and on the cover page to clearly state the name of your selling shareholder. In addition, please revise to disclose the natural person with voting and dispositive control over the securities held by the entities in your table.
Taxation, page 172

9. Please revise to state that the disclosure in this section, to the extent it discusses Cayman
         Islands law, is the opinion of Maples and Calder. Similarly, revise to state that the disclosure in this section, to the extent it discusses PRC law, is the opinion of
         Jingtian & Gongcheng. Refer to Section III.B.2 of Staff Legal Bulletin No. 19.
Consolidated Statements of Cash Flows
Supplemental disclosures of non-cash investing and financing activities, page
F-9

10. You present payable for declared dividends of 52,734 for 2019 but do not present any dividends declared in the statement of changes in equity for 2019. The same presentation issue exists for the interim period statements of cash flows included in the filing. Please reconcile and revise as appropriate.
 Shaowei Zhang
FirstName  LastNameShaowei   ZhangCo., Ltd.
First High-School Education Group
Comapany5,NameFirst
February    2021     High-School Education Group Co., Ltd.
February
Page  4 5, 2021 Page 4
FirstName LastName

Notes to Unaudited Condensed Consolidated Financial Statements
16. Subsequent Events
(e) Corporate Restructuring, page F-76

11. We note you have determined the redeemable ordinary shares will be classified as mezzanine equity. Please tell us how you determined this treatment is appropriate given the guidance in FASB ASC 480-10-25-4 and how your current presentation is appropriate. If you conclude that treatment as a liability instead of mezzanine equity is appropriate, please tell us how you ascertained the redemption value.
12. We note from your balance sheet presentation and your disclosure here that you have retrospectively restated your equity section to include the effect the IPO will have on the
         Longwater shares. Specifically, upon completion of the IPO, the Special Rights associated with the Longwater shares will terminate, eliminating the need to classify the liability associated with the redemption provision outside equity. We also note you have included a signed audit opinion. Since the IPO has not yet occurred, the presentation giving effect to the removal of the Special Rights from the Longwater shares does not appear appropriate. Accordingly, it appears this presentation would prevent your auditor from expressing an opinion on the financial statements prior to the date of the offering. Please advise.
17. Pro Forma Balance Sheet and Earnings Per Ordinary Share, page F-78

13. We note on December 9, 2020 you made a distribution to your Parent and reported it within equity. Please tell us how you considered this payment in your calculation of pro forma earnings per share pursuant to the guidance in SAB Topic 1.B.3.
14. From disclosure elsewhere in your filing, of the dividends of RMB 52,734 declared in
         2018 and previously unpaid, RMB 42,300 was paid in December 2020 and the remaining
         RMB 10,434 will be paid in the first quarter of 2021. Please tell us how you considered these payments in your calculation of pro forma earnings per share pursuant to the guidance in SAB Topic 1.B.3.
Exhibits

15. Please revise your legality opinion to remove the assumption contained in paragraph 2.4.
         In this regard, please note that it is inappropriate to assume readily ascertainable facts.
16. Please revise paragraph 3.3 of the legality opinion to properly opine as to the resale shares. In this regard, we note that counsel is required to opine that the resale shares are currently legally issued, fully-paid, and non-assessable.
17. Please revise Section C.4 of Exhibit 99.2 to state that the disclosure in the Taxation section of the prospectus, to the extent it discusses PRC law, is the opinion of Jingtian & Gongcheng. Refer to Section III.B.2 of Staff Legal Bulletin No. 19.
 Shaowei Zhang
First High-School Education Group Co., Ltd.
February 5, 2021
Page 5
General

18. Please expand your disclosure to discuss, to the extent practicable and including quantification, the impact that COVID-19 has had and is likely to have on your results of operations. Refer to CF Disclosure Guidance: Topic No. 9.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Amy Geddes at (202) 551-3304 or Doug Jones at (202) 551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.



                                                           Sincerely,
FirstName LastNameShaowei Zhang
                                                     Division of Corporation
Finance
Comapany NameFirst High-School Education Group Co., Ltd.
                                                     Office of Trade & Services
February 5, 2021 Page 5
cc:       Dan Ouyang, Esq.
FirstName LastName